UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cvent, Inc.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

23247G109

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23247G109	13G	Page 2 of 24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Enterprise Associates 13, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,994,106 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 2,994,106 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,994,106 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 23247G109	13G	Page 3 of 24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEA Partners 13, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,994,106 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 2,994,106 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,994,106 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 23247G109	13G	Page 4 of 24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEA 13 GP, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,994,106 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH	8	SHARED DISPOSITIVE POWER 2,994,106 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,994,106 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 23247G109	13G	Page 5 of 24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) M. James Barrett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 504 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,996,738 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 504 shares
WITH	8	SHARED DISPOSITIVE POWER 2,996,738 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,997,242 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 23247G109	13G	Page 6 of 24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peter J. Barris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 1,740 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,996,738 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 1,740 shares
WITH	8	SHARED DISPOSITIVE POWER 2,996,738 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,998,478 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 23247G109	13G	Page 7 of 24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Forest Baskett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 432 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,996,738 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 432 shares
WITH	8	SHARED DISPOSITIVE POWER 2,996,738 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,997,170 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 23247G109	13G	Page 8 of 24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ryan D. Drant
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 1,008 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,994,106 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 1,008 shares
WITH	8	SHARED DISPOSITIVE POWER 2,994,106 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,995,114 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 23247G109	13G	Page 9 of 24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patrick J. Kerins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF	5	SOLE VOTING POWER 1,513 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,994,106 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 1,513 shares
WITH	8	SHARED DISPOSITIVE POWER 2,994,106 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,995,619 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 23247G109	13G	Page 10 of 24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Krishna S. Kolluri
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 1,010 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,994,106 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 1,010 shares
WITH	8	SHARED DISPOSITIVE POWER 2,994,106 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,995,116 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 23247G109	13G	Page 11 of 24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David M. Mott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 1,008 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,994,106 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 1,008 shares
WITH	8	SHARED DISPOSITIVE POWER 2,994,106 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,995,114 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 23247G109	13G	Page 12 of 24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott D. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 1,009 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,996,738 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 1,009 shares
WITH	8	SHARED DISPOSITIVE POWER 2,996,738 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,997,747 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 23247G109	13G	Page 13 of 24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ravi Viswanathan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 336 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,994,106 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 336 shares
WITH	8	SHARED DISPOSITIVE POWER 2,994,106 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,994,442 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 23247G109	13G	Page 14 of 24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harry R. Weller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 756 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,994,106 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 756 shares
WITH	8	SHARED DISPOSITIVE POWER 2,994,106 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,994,862 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 23247G109	13G	Page 15 of 24

Item 1(a).	Name of Issuer:

Cvent, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1765 Greensboro Station Place, 7th Floor, Tysons Corner, Virginia 22102.

Item 2(a).	Names of Persons Filing:

This statement is being filed by New Enterprise Associates 13, L.P. (“NEA 13”); NEA Partners 13, L.P. (“NEA Partners 13”), which is the sole general partner of NEA 13; NEA 13 GP, LTD (“NEA 13 GP”), which is the sole general partner of NEA Partners 13; and M. James Barrett (“Barrett”), Peter J. Barris (“Barris”), Forest Baskett (“Baskett”), Ryan D. Drant (“Drant”), Patrick J. Kerins (“Kerins”), Krishna S. Kolluri (“Kolluri”), David M. Mott (“Mott”), Scott D. Sandell (“Sandell”), Ravi Viswanathan (“Viswanathan”) and Harry R. Weller (“Weller”) (collectively, the “Directors”).  The Directors are the individual directors of NEA 13 GP.  NEA 13, NEA Partners 13, NEA 13 GP and the Directors are sometimes referred to collectively herein as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of NEA 13, NEA Partners 13 and NEA 13 GP is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.  The address of the principal business office of Baskett, Kolluri, Sandell and Viswanathan is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025.  The address of the principal business office of Barrett, Barris, Drant, Kerins, Mott and Weller is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815.

Item 2(c).	Citizenship:

Each of NEA 13 and NEA Partners 13 is a Cayman Islands exempted limited partnership.  NEA 13 GP is a Cayman Islands exempted company.  Each of the Directors is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $.0001 par value (“Common Stock”).

Item 2(e).	CUSIP Number:

23247G109.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 23247G109	13G	Page 16 of 24

Item 4.	Ownership.

(a)
Amount Beneficially Owned: NEA 13 is the record owner of 2,994,106 shares of Common Stock as of December 31, 2014 (the “Shares”).  As the sole general partner of NEA 13, NEA Partners 13 may be deemed to own beneficially the Shares.  As the sole general partner of NEA Partners 13, NEA 13 GP likewise may be deemed to own beneficially the Shares.  As the individual Directors of NEA 13 GP, each of the Directors also may be deemed to own beneficially the Shares.

As of December 31, 2014, Barrett is the record owner of 252 shares of Common Stock (the “Barrett Shares”) and the Barrett 2006 Family Trust (the “Barrett Trust”) is the record owner of 252 shares of Common Stock (the “Barrett Trust Shares”).  As an affiliate of the Barrett Trust, Barrett may be deemed to own beneficially the Barrett Trust Shares in addition to the Barrett Shares and the Shares.

As of December 31, 2014, PJ Barris, LLC is the record owner of 870 shares of Common Stock (the “PJ Barris Shares”) and PDB II, LLC is the record owner of 870 shares of Common Stock (the “PDB Shares”). As a member of PJ Barris, LLC and the investment advisor of PDB II, LLC, Barris may be deemed to own beneficially the PJ Barris Shares and the PDB Shares in addition to the Shares.

As of December 31, 2014, the Baskett-McKay Family Trust dtd 3/12/2014 (the “Baskett Trust”) is the record owner of 432 shares of Common Stock (the “Baskett Trust  Shares”).  As a trustee of the Baskett Trust, Baskett may be deemed to own beneficially the Baskett Trust Shares in addition to the Shares.

As of December 31, 2014, Drant is the record owner of 706 shares of Common Stock (the “Drant Shares”) and the Ryan Drant 2006 Family Trust (the “Drant Trust”) is the record owner of 302 shares of Common Stock (the “Drant Trust Shares”).  As an affiliate of the Drant Trust, Drant may be deemed to own beneficially the Drant Trust Shares in addition to the Drant Shares and the Shares.

As of December 31, 2014, Kerins is the record owner of 1,513 shares of Common Stock (the “Kerins Shares”).  Accordingly, Kerins may be deemed to own beneficially the Kerins Shares in addition to the Shares.

As of December 31, 2014, the Kolluri Living Trust Dated 11/5/99 is the record owner of 750 shares of Common Stock (the “Kolluri Trust Shares”), the Ishaan S. Kolluri GST Exempt Trust under the Kolluri 2012 Trust Agreement dated November 16, 2012 is the record owner of 130 shares of Common Stock (the “Ishaan Kolluri Shares”) and the Raina V. Kolluri GST Exempt Trust under the Kolluri 2012 Trust Agreement dated November 16, 2012 is the record owner of 130 shares of Common Stock (the “Raina Kolluri Shares”).  As co-trustee of each trust, Kolluri may be deemed to own beneficially the Kolluri Trust Shares, the Ishaan Kolluri Shares and the Raina Kolluri Shares in addition to the Shares.

As of December 31, 2014, the David Mott Declaration of Trust dated May 31, 2001, as amended (the “Mott Trust”) is the record owner of 1,008 shares of Common Stock (the “Mott Trust Shares”). As a trustee of the Mott Trust, Mott may be deemed to own beneficially the Mott Trust Shares in addition to the Shares.

As of December 31, 2014, MV Holdings 2009 Revocable Trust (“MV Holdings”) is the record owner of 336 shares of Common Stock (the “MV Holdings Shares”). As an affiliate of MV Holdings, Viswanathan may be deemed to own beneficially the MV Holdings Shares in addition to the Shares.

CUSIP No. 23247G109	13G	Page 17 of 24

As of December 31, 2014, Rising River Partners, LP is the record owner of 1,009 shares of Common Stock (the “Rising River Shares”). As a general partner of Rising River Partners, LP, Sandell may be deemed to own beneficially the Rising River Shares in addition to the Shares.

As of December 31, 2014, the Harry R. Weller Revocable Trust, Harry Richard Weller and Rachel Moore Weller, Trustees dated November 29, 2007 is the record owner of 680 shares of Common Stock (the “Weller Trust Shares”), the Luke Moore Weller Trust is the record owner of 38 shares of Common Stock (the “Luke Weller Shares”) and the Cash Henry Weller Trust is the record owner of 38 shares of Common Stock (the “Cash Weller Shares”).  As a trustee of each trust, Weller may be deemed to own beneficially the Weller Trust Shares, the Luke Weller Shares and the Cash Weller Shares in addition to the Shares.

Finally, New Enterprise Associates, LLC (“NEA LLC”) is the record owner of 2,632 shares of Common Stock (the “NEA LLC Shares”).  As members of NEA LLC’s board of directors, each of Barrett, Barris, Baskett and Sandell may also be deemed to beneficially own the NEA LLC Shares.

(b)
Percent of Class:  See Line 11 of cover sheets.  The percentages set forth on the cover sheet for each Reporting Person are calculated based on 41,326,256 shares of Common Stock reported by the Issuer to be outstanding as of November 4, 2014 on Form 10-Q as filed with the Securities and Exchange Commission on November 6, 2014.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such Securities except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 23247G109	13G	Page 18 of 24

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 23247G109	13G	Page 19 of 24

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:       February 11, 2015

NEW ENTERPRISE ASSOCIATES 13, L.P.

By:	NEA PARTNERS 13, L.P.
General Partner

By:	NEA 13 GP, LTD
General Partner

By:                 *
Peter J. Barris
Director

NEA PARTNERS 13, L.P.

By:	NEA 13 GP, LTD
General Partner

By:                  *
                Peter J. Barris
 Director

NEA 13 GP, LTD

By:                  *
 Peter J. Barris
 Director

* Michael James Barrett

* Peter J. Barris

* Forest Baskett

* Ryan D. Drant

CUSIP No. 23247G109	13G	Page 20 of 24

* Patrick J. Kerins

* Krishna S. Kolluri

* David M. Mott

* Scott D. Sandell

* Ravi Viswanathan

* Harry R. Weller

*By: /s/ Louis S. Citron Louis S. Citron As attorney-in-fact

This Amendment No. 1 to Schedule 13G was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 23247G109	13G	Page 21 of 24

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Cvent, Inc.

EXECUTED this 11th day of February, 2015

NEW ENTERPRISE ASSOCIATES 13, L.P.

By:	NEA PARTNERS 13, L.P.
General Partner

By:	NEA 13 GP, LTD
General Partner

By:                 *
Peter J. Barris
Director

NEA PARTNERS 13, L.P.

By:	NEA 13 GP, LTD
General Partner

By:                  *
                Peter J. Barris
 Director

NEA 13 GP, LTD

By:                  *
 Peter J. Barris
 Director

* Michael James Barrett

* Peter J. Barris

* Forest Baskett

CUSIP No. 23247G109	13G	Page 22 of 24

* Ryan D. Drant

* Patrick J. Kerins

* Krishna S. Kolluri

* David M. Mott

* Scott D. Sandell

* Ravi Viswanathan

* Harry R. Weller

*By: /s/ Louis S. Citron Louis S. Citron As attorney-in-fact

This Agreement was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 23247G109	13G	Page 23 of 24

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of August, 2013.

/s/ M. James Barrett
M. James Barrett

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Rohini Chakravarthy
Rohini Chakravarthy

/s/ Patrick Chung
Patrick Chung

/s/ Ryan Drant
Ryan Drant

/s/ Anthony A. Florence
Anthony A. Florence

/s/ Robert Garland
Robert Garland

/s/ Paul Hsiao
Paul Hsiao

CUSIP No. 23247G109	13G	Page 24 of 24

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ Suzanne King
Suzanne King

/s/ Krishna S. Kolluri
Krishna S. Kolluri

/s/ C. Richard Kramlich
C. Richard Kramlich

/s/ Edward Mathers
Edward Mathers

/s/ David M. Mott
David M. Mott

/s/ John M. Nehra
John M. Nehra

/s/ Charles W. Newhall III
Charles W. Newhall III

/s/ Jason R. Nunn
Jason R. Nunn

/s/ Jon Sakoda
Jon Sakoda

/s/ Scott D. Sandell
Scott D. Sandell

/s/ Peter W. Sonsini
Peter W. Sonsini

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Ravi Viswanathan
Ravi Viswanathan

/s/ Paul E. Walker
Paul E. Walker

/s/ Harry Weller
Harry Weller